Exhibit 99.2

GLORI ENERGY INC. 2014 LONG TERM INCENTIVE PLAN

EMPLOYEE INCENTIVE STOCK OPTION AWARD AGREEMENT

Grantee:	______________

Grant Date:	______________

Total Number of Shares Granted:	______________

Exercise Price per Share:	$__.__

Expiration Date:	______________

Vesting Schedule:	The Option will vest in installments in accordance with the following schedule:

AWARD OF INCENTIVE STOCK OPTION

Glori Energy Inc. (the “Company”), pursuant to the Glori Energy Inc. 2014 Long Term Incentive Plan (the “Plan”), hereby awards to you, the above-named Grantee, effective as of the Grant Date set forth above, an incentive stock option (the “Option”) to purchase ____ shares (the “Shares”) of the Company’s Common Stock, $0.0001 par value per share (the “Common Stock”) for the exercise price set forth above for each Share subject to the Option, subject to adjustment as provided in the Plan. The Option is exercisable in installments in accordance with the Vesting Schedule set forth above (provided that you do not incur a Termination of Employment prior to ________ of the Grant Date) with the exercise price payable at the time of exercise. To the extent not exercised, installments shall be cumulative and may be exercised in whole or in part until the Option terminates. The Option may not be exercised after the Expiration Date. The Option is intended to satisfy the requirements of section 422 of the Internal Revenue Code of 1986, as amended.

If a Change of Control of the Company occurs or you incur a Termination of Employment before _______ of the Grant Date, your rights under the Option will be determined as provided in the attached Terms and Conditions of Employee Incentive Stock Option Award Agreements (the “Terms and Conditions”).

Upon your exercise of the Option the Company shall cause to be issued to you the Shares for which the Option is exercised, and such Shares shall be transferable by you (except to the extent that any proposed transfer would, in the opinion of counsel satisfactory to the Company, constitute a violation of applicable federal or state securities law).

The Shares that may be issued under the Plan will be registered with the Securities and Exchange Commission under a Registration Statement on Form S-8. You may obtain a copy of the Plan Prospectus by requesting it from the Company.

Capitalized terms that are not defined herein shall have the meaning ascribed to such terms in the Plan or the Terms and Conditions.

In accepting the award of the Option set forth in this Agreement you accept and agree to be bound by all the terms and conditions of the Plan, this Agreement and the Terms and Conditions.

GLORI ENERGY INC.

Chief Executive Officer

GLORI ENERGY INC.

TERMS AND CONDITIONS
OF
EMPLOYEE INCENTIVE STOCK OPTION AWARD AGREEMENTS

These Terms and Conditions are applicable to an award of an incentive stock option (the “Option”) granted pursuant to the Glori Energy Inc. 2014 Long-Term Incentive Plan (the “Plan”) that is intended to satisfy the requirements of section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) and are incorporated as part of the Incentive Stock Option Award Agreement setting forth the terms of the Option (the “Agreement”).

1.	TERMINATION OF EMPLOYMENT. The following provisions will apply in the event you incur a Termination of Employment before ________ of the Grant Date (the “________ Date”) specified in the Agreement:

1.1          Termination of Employment Generally. If you incur a Termination of Employment on or before the ________ Date for any reason other than one of the reasons described in Sections 1.2 and 1.3 below, then on the date you incur a Termination of Employment, the Option will be forfeited as to the number of Shares then subject to the vesting restrictions.

1.2          Disability. Notwithstanding any other provision of the Agreement or these Terms and Conditions to the contrary, if you incur a Disability before the ________ Date and before you incur a Termination of Employment, all remaining vesting and exercisability restrictions shall immediately lapse on the date of your Termination of Employment due to your Disability.

1.3          Death. Notwithstanding any other provision of the Agreement or these Terms and Conditions to the contrary, if you die before the ________ Date and before you otherwise incur a Termination of Employment, all remaining vesting and exercisability restrictions shall immediately lapse on the date of your Termination of Employment due to your death and the Option will be fully exercisable.

1.4          Period of Exercisability Following Termination of Employment. The Option, to the extent vested and exercisable, will terminate on the earlier of (1) the Expiration Date of the Option or (2) one day less than three months after the date you incur a Termination of Employment for any reason other than your death or Disability. During this period, you may exercise the Option in respect of the number of shares that were vested on the date of your Termination of Employment. If you incur a Termination of Employment due to your death or Disability before the Expiration Date, the Option will terminate on the earlier of (1) the Expiration Date of the option or (2) the first anniversary of the date on which you incur a Termination of Employment. During this period you or your executors, administrators or any person to whom the Option may be transferred by will or by the laws of descent and distribution, as the case may be, may exercise the Option.

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2.	CHANGE OF CONTROL. Notwithstanding any other provision of the Agreement or these Terms and Conditions to the contrary, if a Change of Control occurs before the ________ Date and before you incur a Termination of Employment, then all remaining vesting and exercisability restrictions shall immediately lapse on date of the Change of Control and the Option will be fully exercisable.

3.	TERMINATION OF EMPLOYMENT. If you incur a Termination of Employment for any reason other than your death or Disability before the Expiration Date set forth in the Agreement, the Option will not continue to vest after the Termination of Employment. The Committee shall determine, in its sole discretion, whether you have incurred a Termination of Employment.

4.	EXERCISE. When the Option is exercisable, you may exercise the Option by delivering this original Agreement and an exercise notice to the Company in a form acceptable to the Committee that specifies the number of Shares with respect to which the Option is being exercised and contains such other representations and agreements as may be required by the Committee. The exercise notice must be accompanied by payment of the exercise price for the exercised shares. You must also make provision to satisfy applicable tax withholding obligations (if any).

5.	METHOD OF PAYMENT. When you exercise the Option, you may pay the exercise price by any combination of the following: (a) cash, certified check, bank draft or postal or express money order, (b) Mature Shares with a Fair Market Value on the date of surrender equal to the exercise price for the shares being purchased, (c) an election to make a cashless exercise through a registered broker-dealer (if approved in advance by the Committee or an executive officer of the Company), or (d) any other form of payment acceptable to the Committee in its sole discretion.

6.	TAXES AND TAX WITHHOLDING. You should consult with your tax advisor concerning the tax consequences of exercising the Option. To the extent that the receipt of the Option or the Agreement, the vesting of the Option or the exercise of the Option results in income to you for federal, state or local income, or other tax purposes with respect to which the Company or an Affiliate has a withholding obligation, you must deliver to the Company at the time of such exercise such amount of money as the Company or an Affiliate may require to meet its obligation under applicable tax laws or regulations, and, if you fail to do so, the Company is authorized to withhold from the Shares subject to the Option or from any cash or stock remuneration then or thereafter payable to you any tax required to be withheld by reason of such taxable income, including (without limitation) shares subject to the Option sufficient to satisfy the withholding obligation.

7.	NONTRANSFERABILITY. The Option and the Agreement are not transferable or assignable by you other than by will or the laws of descent and distribution, and shall be exercisable during your lifetime only by you.

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8.	CAPITAL ADJUSTMENTS AND REORGANIZATIONS. The existence of the Option shall not affect in any way the right or power of the Company or any company the stock of which is awarded pursuant to the Agreement to make or authorize any adjustment, recapitalization, reorganization or other change in its capital structure or its business, engage in any merger or consolidation, issue any debt or equity securities, dissolve or liquidate, or sell, lease, exchange or otherwise dispose of all or any part of its assets or business, or engage in any other corporate act or proceeding.

9.	NO RIGHTS AS A STOCKHOLDER. You will not have any rights as a stockholder of the Company with respect to any Shares covered by the Option until the date of the issuance of the Shares following exercise of the Option pursuant to the Agreement and the Terms and Conditions and payment for the Shares. No adjustment shall be made for dividends or other rights for which the record date is prior to the date such Shares are issued.

10.	SECURITIES ACT LEGEND. You consent to the placing on any certificate for the Shares of an appropriate legend restricting resale or other transfer of the Shares except in accordance with the Securities Act of 1933 and all applicable rules thereunder.

11.	LIMIT OF LIABILITY. Under no circumstances will the Company or any Affiliate be liable for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to the Plan.

12.	DATA PRIVACY. The Company’s Human Resources Department in Houston, Texas (U.S.A.) administers and maintains the data regarding the Plan, the grantees and the stock options granted for all employees, consultants and directors in the Company and its Affiliates worldwide.

The data administered and maintained by the Company includes information that may be considered personal data, including the name of the awardee, the award granted and the number of shares of stock subject to any award (“Personal Data”). From time to time the Company may transfer certain of your Personal Data to Affiliates as necessary for the purpose of implementation, administration and management of your participation in the Plan (the “Purposes”), and the Company and its Affiliates may each further transfer your Personal Data to any third parties assisting the Company in the implementation, administration and management of the Plan (collectively, “Data Recipients”). The countries to which your Personal Data may be transferred may have data protection standards that are different than those in your home country and that offer a level of data protection that is less than that in your home country.

In accepting the award of the Option, you hereby expressly acknowledge that you understand that from time to time the Company and its Affiliates may transfer your Personal Data to Data Recipients for the Purposes. You further acknowledge that you understand that the countries to which your Personal Data may be transferred may have data protection standards that are different than those in your home country and that offer a level of data protection that is less than that in your home country.

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Further, in accepting the award of the Option, you hereby expressly affirm that you do not object, and you hereby expressly consent, to the transfer of your Personal Data by the Company and its Affiliates to Data Recipients for the Purposes from time to time.

13.	FORFEITURE AND RECOUPMENT OF PROCEEDS. The provisions of this Section 13 are intended to protect the Company’s goodwill, which you acknowledge and agree is a unique and valuable asset of the Company.

13.1          Forfeiture. Notwithstanding any other provision of these Terms and Conditions or the Agreement, if you engage in any of the behavior(s) prohibited by any agreement related to confidentiality, nondisclosure, or non-solicitation (of customers or employees) that you have entered into with the Company, including without limitation the Confidentiality, Proprietary Information and Investments Assignment, and Non-Compete Agreement and any employment agreement (collectively, the “Confidentiality and Nondisclosure Agreements”), then, to the extent determined by the Committee in its sole discretion, all or a portion of your rights under the Option, still outstanding at that time, shall immediately terminate and become null and void.

13.2          Recoupment of Proceeds. Notwithstanding any other provision of these Terms and Conditions or the Agreement, if you engage in any of the behavior(s) prohibited by the Confidentiality and Nondisclosure Agreements, then to the extent determined by the Committee in its sole discretion, you shall be obligated to pay to Company, for each share of Common Stock that is transferred to you pursuant to an exercise of the Option by you that occurs on or after the date that is six months prior to your Termination of Employment an amount equal to the Fair Market Value of the share of Common Stock (measured as of the date of exercise) minus the exercise price paid by you for such share of Common Stock. You shall tender to the Company cash payment of such exercise proceeds within fifteen (15) business days after written demand therefor is made by the Committee. Any such written demand by the Committee for recoupment pursuant to this Section 13.2 shall be made on or before the date that is two years after your Termination of Employment. You shall bear sole responsibility for the amount of any taxes paid by you respect to your exercise of the Option, notwithstanding any subsequent recoupment of the proceeds of the Option exercise by the Company.

13.3          Other Prohibited Activities. Ancillary to the grant of the Option, to protect the Company’s goodwill, and in consideration for the grant of the Option and any transfer of Common Stock pursuant to any exercise of the Option by you, by accepting the Option you agree that, in the discretion of the Committee, the Option may be forfeited in whole or in part and/or certain proceeds of exercises under the Option may be recouped pursuant to Section 13.2 if during your affiliation with the Company you engage in fraud, embezzlement or other felony that is detrimental to the Company or any of its Affiliates.

13.4          Determinations. All determinations under this Section 13, including whether you have engaged in any of the activities described in this Section shall be made by the Committee in its sole discretion.

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14.	ACKNOWLEDGMENTS AND AGREEMENTS BY YOU. In accepting the award of the Option you acknowledge and agree as follows:

(i)          You have helped to develop the Company’s goodwill, including the relationships the Company has developed with its customers and employees and their identities, and are capable of diverting that goodwill;

(ii)          the consideration for the non-disclosure, non-solicitation, and confidentiality agreements contained in the Confidentiality and Nondisclosure Agreements, the grant of the Option and the transfer of shares of Common Stock pursuant to the Option, are reasonably related to the Company’s interest in protecting its goodwill;

(iii)          You have no right to be granted the Option but rather, the grant of the Option is in the sole discretion of the Committee;

(iv)          the enforceability of the agreements contained in the Confidentiality and Nondisclosure Agreements and in Section 13.3 is a precondition for the Option set forth in the Agreement to remain in effect and if any of such agreements are found to be invalid or unenforceable by a court or tribunal of competent jurisdiction in an action or proceeding between you and the Company or any of its Affiliates, the Option shall be forfeited and you will be required to return certain profits to the Company in the amounts specified in Section 13.2;

(v)          the confidential information identified in the Confidentiality and Nondisclosure Agreements (the “Confidential Information”) constitutes a valuable, special, and unique asset used by the Company and its divisions in their business to obtain a competitive advantage over their competitors who do not have access to such Confidential Information;

(vi)          protection of the Confidential Information against unauthorized disclosure and use is of critical importance to the Company and its divisions in maintaining their competitive position,

(vii)          the restrictions of the noncompetition provisions in the Confidentiality and Nondisclosure Agreements are limited by geography to the specific places, addresses, or locations where a customer is present and available for soliciting or servicing; and

(viii)          You shall bear sole responsibility for the amount of any taxes paid by you with respect to your exercise of the Option, notwithstanding any subsequent recoupment of the proceeds of such Option exercise by the Company.

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15.	OTHER AGREEMENTS. Nothing in these Terms and Conditions is intended to reduce the Company’s protections or your obligations under (1) any other agreement between you and the Company or any of its Affiliates, (2) the common law, or (3) any applicable state or federal statute. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, if you are then a current or former executive officer of the Company you shall forfeit and must repay to the Company any compensation awarded under the Agreement to the extent specified in any of the Company’s compensation recoupment policies established or amended (now or in the future) in compliance with the rules and standards of the Securities and Exchange Commission Committee under or in connection with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

16.	GOVERNING LAW AND VENUE. The Plan, these Terms and Conditions and the award of the stock option set forth in the Agreement shall be governed by the laws of the State of Delaware, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of the Plan, these Terms and Conditions and the award of the Option to the substantive law of another jurisdiction. In accepting the award of the Option you are deemed to agree to submit to the exclusive jurisdiction and venue of the federal or state courts of Harris County, Houston, Texas, to resolve any and all issues that may arise out of or relate to the Plan, these Terms and Conditions and the award of the Option.

17.	SEVERABILITY AND BLUE PENCILING. If any single Section or clause of these Terms and Conditions should be found unenforceable, it shall be severed and the remaining Sections and clauses of these Terms and Conditions shall be enforced in accordance with the intent of these Terms and Conditions. If any particular provision of these Terms and Conditions shall be adjudicated to be invalid or unenforceable, the Company and you specifically authorize the court making such determination to edit the invalid or unenforceable provision to allow these Terms and Conditions, and the provisions thereof, to be valid and enforceable to the fullest extent allowed by law or public policy.

18.	MISCELLANEOUS. The Agreement is awarded pursuant to and is subject to all of the provisions of the Plan, including amendments to the Plan, if any. In the event of a conflict between these Terms and Conditions and the Plan provisions, the Plan provisions will control. The terms “you” and “your” refer to the Participant named in the Agreement. Capitalized terms that are not defined herein shall have the meanings ascribed to such terms in the Plan or the Agreement.

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